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                                                        Exhibit 99.3

                                                        EXHIBIT "C"

                    FOR:            BIOVAIL CORPORATION INTERNATIONAL


                    APPROVED BY:    Eugene Melnyk
                                    Chairman of the Board
                                    Bob Podruzny
                                    Chief Financial Officer
                                    (416) 285-6000


                    CONTACT: Investor Relations: Donna Stein/ Dan Durkin/Cindy Hintelmann
                                    Press: Michael McMullan
                                    Morgen-Walke Associates
                                    (212) 850-5600

FOR IMMEDIATE RELEASE

          BIOVAIL CORPORATION INTERNATIONAL REPORTS RECORD 1996 THIRD
                   QUARTER AND NINE MONTH FINANCIAL RESULTS


     TORONTO, Canada, October 29, 1996 --- Biovail Corporation International (AMEX, TSE:BVF) today reported record third quarter and nine month financial results for the period ended September 30, 1996.

     Revenues for the third quarter of 1996 increased 531% to $17.8 million, compared with $2.8 million reported for the third quarter of 1995. Operating income increased to $6.4 million in the third quarter of 1996, compared to an operating loss of $1.3 million in the third quarter of 1995. Net income for the third quarter of 1996 was $6.3 million, or $0.25 per share, compared with net income of $1.2 million, or $0.05 per share in the comparable period of 1995.

     Revenues for the nine months ended September 30, 1996 increased 387% to $52.5 million compared with $10.8 million reported for the same period of 1995. The Company reported operating income for the nine months ended September 30, 1996 of $17.2 million, compared with an operating loss of $263,000 for the comparable period last year. Net income for the nine months ended September 30, 1996 was $16.8 million, or $0.66 per share, compared with net income of $3.0 million, or $0.12 per share, in the comparable period of 1995. Weighted average number of common shares outstanding for the nine months of 1996 were 25,352,000 shares compared with 24,880,000 shares in the same period last year.

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     Eugene Melnyk, Chairman of the Board, commented, "We are very pleased to be reporting a third consecutive quarter of record earnings which exceed analysts' estimates for Biovail Corporation. The substantial increase in operating income for the third quarter is attributable to the market success of Tiazac(R), our once-daily formulation of diltiazem. New prescription data indicates the successful penetration of Tiazac(R) in the market place. We would like to congratulate Forest Laboratories, our marketing partner, for their sales results in the United States and we look forward to the continued success of our exclusive 16-year license and supply agreement."

     "During the quarter we were issued a U.S. patent covering the use of an extended release drug delivery system for Diltiazem HCL. Patent number 5,529,791, which expires June 2013, provides further protection of the technologies acquired from and developed by Galephar, Puerto Rico Inc., Ltd." cited Mr. Melnyk.

     "Finally, we continue to make progress with several other products in our pipeline. We anticipate that the Company will enter into a licensing and distribution agreement for Nifedipine OD, a generic version of Procardia XL(R) prior to the end of this year. We remain confident that Tiazac(R) will continue to win widespread acceptance within the anti-hypertensive market place, and also look forward to achieving new milestones with respect to our product pipeline, in the coming quarters." concluded Mr. Melnyk.

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

     This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the telecommunications regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.


                              -- Tables Follow --
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                       BIOVAIL CORPORATION INTERNATIONAL
                          CONSOLIDATED BALANCE SHEETS
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)



                                                SEPTEMBER 30,   DECEMBER 31,
                                                    1996            1995
                                                -------------   ------------
                                                 (Unaudited)

                    ASSETS

CURRENT
 Cash and short-term deposits                   $ 15,988        $ 24,323
 Trade accounts receivable                         7,709           6,379
 Inventories                                       9,793           3,868
 Deposits and prepaid expenses                       759             176
                                                --------        --------
                                                  34,249          34,746
DUE FROM OFFICERS AND DIRECTORS                    2,479              --
FIXED ASSETS, net                                 23,926          19,910
GOODWILL                                           3,448           3,594
PRODUCT RIGHTS                                     2,526           2,617
                                                --------        --------
                                                $ 66,628        $ 60,867
                                                ========        ========

                LIABILITIES

CURRENT
 Accounts payable                               $  8,456        $  5,628
 Accrued liabilities                               6,176           3,043
 Income taxes payable                              1,068             968
 Deferred revenue                                 10,865          22,167
 Current portion of long-term debt                 2,322           2,244
                                                --------        --------
                                                  28,887          34,050

Deferred revenue                                      --           4,274

LONG-TERM DEBT                                     6,857           7,951
                                                --------        --------
                                                  35,744          46,275
                                                --------        --------

     SHAREHOLDERS' EQUITY

Share capital                                     14,709          14,489
Retained earnings (deficit)                       16,178            (572)
Cumulative translation adjustment                     (3)            675
                                                --------        --------
                                                  30,884          14,592
                                                --------        --------
                                                $ 66,628        $ 60,867
                                                ========        ========


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                       BIOVAIL CORPORATION INTERNATIONAL
                       CONSOLIDATED STATEMENTS OF INCOME
             (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESS
                         IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)


                                                          THREE MONTHS ENDED          NINE MONTHS ENDED
                                                             SEPTEMBER 30,                SEPTEMBER 30,
                                                       --------------------------   -------------------------
                                                          1996            1995         1996          1995
                                                       ------------   -----------   -----------   -----------

REVENUE
  Contract                                              $       837   $       936   $     3,187   $     3,850
  Manufacturing                                              15,175            --        43,156         1,279
  Royalty and licensing                                       1,825         1,889         6,170         5,653
                                                        -----------   -----------   -----------   -----------
                                                             17,837         2,825        52,513        10,782
                                                        -----------   -----------   -----------   -----------

EXPENSES
  Cost of contract revenue                                      747           619         2,629         2,322
  Cost of manufactured goods sold                             6,222            --        17,951           496
  Research and product development                            1,843         1,351         5,869         2,838
  Selling, general and administrative                         2,608         2,106         8,880         5,389
                                                        -----------   -----------   -----------   -----------
                                                             11,420         4,076        35,329        11,045
                                                        -----------   -----------   -----------   -----------
OPERATING INCOME (LOSS)                                       6,417        (1,251)       17,184          (263)
INTEREST INCOME (EXPENSE), net                                   75           (91)          397          (319)
GAIN ON LICENSING SETTLEMENT                                     --         2,510            --         3,662
                                                        -----------   -----------   -----------   -----------
INCOME BEFORE INCOME TAXES                                    6,492         1,168        17,581         3,080
PROVISION FOR INCOME TAXES                                      209            12           831            36
                                                        -----------   -----------   -----------   -----------
NET INCOME                                              $     6,283   $     1,156   $    16,750   $     3,044
                                                        ===========   ===========   ===========   ===========

EARNINGS PER SHARE
  Income (loss) before gain on licensing settlement     $      0.25   $     (0.05)  $      0.66   $     (0.02)
                                                        ===========   ===========   ===========   ===========
  Net income                                            $      0.25   $      0.05   $      0.66   $      0.12
                                                        ===========   ===========   ===========   ===========

  Weighted average number of common
    shares outstanding                                   25,352,000    24,880,000    25,352,000    24,880,000
                                                        ===========   ===========   ===========   ===========